Materialise Reports Fourth Quarter 2017 Results

LEUVEN, Belgium—(BUSINESS WIRE)—March 6, 2018 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced its financial results for the fourth quarter ended December 31, 2017.

Highlights – Fourth Quarter 2017

•	Total revenue increased 42.1% from the fourth quarter of 2016 to 44,733 kEUR.

•	Adjusted EBITDA increased 42.2% from 4,455 kEUR for the fourth quarter of 2016 to 6,334 kEUR.

•	Net profit was 1,528 kEUR, or 0.03 EUR per diluted share, compared to 628 kEUR, or 0.01 EUR per diluted share, over the same period last year.

Introduction

Executive Chairman Peter Leys commented, “2017 has been a good year for Materialise. Organically, our annual revenues grew by 16% to 132,600 kEUR and our Adjusted EBITDA grew by 38% to 13,100 kEUR, both at the high end of the range we forecasted at the beginning of the year. Importantly, our software revenues (including from our Materialise Medical segment) grew 18% year over year and our end part-related revenues (from our Materialise Manufacturing and Materialise Medical segments) grew 21%, underscoring the successful execution of our strategy of rolling out our software and services backbone, with a particular focus on end part manufacturing. Even more significant, 2017 was the year in which ACTech joined Materialise. This acquisition enabled us to post even more impressive growth rates of 24.5% in revenues and 60% in Adjusted EBITDA, and, more importantly, positions us exceptionally well in the promising market of unique complex metal parts.”

ACTech Acquistion

On October 4, 2017, we acquired ACTech, a full-service manufacturer of complex metal parts. As described in more detail below, the acquistion increased the scope of our Materialise Manufacturing segment’s operations and had a significant impact on our results of operations for the fourth quarter of 2017 as well as the year ended December 31, 2017, resulting in increases to our revenues and operating expenses, among other items.

Fourth Quarter 2017 Results

Total revenue for the fourth quarter of 2017 increased 42.1% to 44,733 kEUR compared to 31,477 kEUR for the fourth quarter of 2016. Excluding the impact of the ACTech acquisition, revenue increased 10.5% to 34,768 kEUR. Total deferred revenue from annual software sales and maintenance contracts amounted to 18,723 kEUR at the end of the fourth quarter of 2017 compared 16,799 kEUR at the end of the fourth quarter of 2016. Adjusted EBITDA, which in the fourth quarter of 2017 excluded 343 kEUR of expenses related to the ACTech acquisition, increased to 6,334 kEUR from 4,455 kEUR, primarily as a result of the revenue contributed by ACTech. Excluding the impact of the ACTech acquisition, Adjusted EBITDA decreased slightly to 4,263 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the fourth quarter of 2017 was 14.2% (12.3% excluding the impact of the ACTech acquisition) compared to 14.2% in the fourth quarter of 2016.

Revenue from our Materialise Software segment increased 29.6% to 10,468 kEUR for the fourth quarter of 2017 from 8,078 kEUR for the same quarter last year, boosted by original equipment manufacturer (“OEM”) sales growth of 46.7%. Segment EBITDA increased to 4,619 kEUR from 2,949 kEUR while the segment EBITDA margin was 44.1% compared to 36.5% in the prior-year period.

Revenue from our Materialise Medical segment increased 17.7% to 11,842 kEUR for the fourth quarter of 2017 compared to 10,061 kEUR for the same period in 2016. Compared to the same quarter in 2016, revenues from our medical software grew 9.9%, and revenues from medical devices and services grew 22.9%. Segment EBITDA was 2,158 kEUR compared to 656 kEUR while the segment EBITDA margin increased to 18.2% from 6.5 % in the fourth quarter of 2016.

Revenue from our Materialise Manufacturing segment increased 68.0% to 22,394 kEUR for the fourth quarter of 2017 from 13,326 kEUR for the fourth quarter of 2016. Segment EBITDA increased to 1,905 kEUR from 1,438 kEUR while the segment EBITDA margin decreased to 8.5% from 10.8% for the same quarter in 2016. In particular, ACTech contributed revenue of 9,965 kEUR and segment EBITDA of 2,071 kEUR (and segment EBITDA margin of 20.8%). Excluding the impact of the ACTech acquisition, revenue decreased 6.7% to 12,429 kEUR, and segment EBITDA decreased to (166) kEUR.

Gross profit was 24,048 kEUR, or 53.8% of total revenue, for the fourth quarter of 2017. Excluding the impact of the ACTech acquisition, gross profit was 21,421 kEUR, or 61.6% of total revenue, compared to 18,619 kEUR, or 59.2% of total revenue, for the fourth quarter of 2016.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 32.8% to 24,553 kEUR for the fourth quarter of 2017 from 18,483 kEUR for the fourth quarter of 2016. Excluding the impact of the ACTech acquisition, operating expenses increased, in the aggregate, 19.1% to 22,017 kEUR. R&D expenses increased from 4,161 kEUR to 5,535 kEUR while S&M expenses increased from 9,506 kEUR to 9,711 kEUR, and G&A expenses increased from 4,816 kEUR to 6,771 kEUR, primarily representing non-recurring expenses, including 343 kEUR related to the acquisition of ACTech.

Net other operating income increased by 192 kEUR to 1,971 kEUR compared to 1,779 kEUR for the fourth quarter of 2016. Excluding the impact of the ACTech acquisition, net other operating income decreased by 193 kEUR. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions.

Operating result decreased to 1,466 kEUR from 1,915 kEUR for the same period in the prior year. Excluding the impact of the ACTech acquisition, operating result amounted to 990 kEUR. This decrease was the result of the 19.1% increase in operating expenses, which was offset in part by the 15.0% increase in gross profit. The operating result was also negatively affected by depreciation expenses, which increased to 4,488 kEUR (2,894 kEUR excluding the impact of the ACTech acquisition) from 2,280 kEUR for the fourth quarter of 2016, and by 343 kEUR of expenses related to the acquisition of ACTech.

Net financial result was (356) kEUR compared to 253 kEUR for the prior-year period. The financial result included (269) kEUR net financial expenses related to ACTech. Excluding the impact of the ACTech acquistion, the variances primarily reflected increases in interest expense on the company’s financial debt and variances in the currency exchange rates, primarily on the portion of the company’s IPO proceeds held in U.S. dollars versus the euro.

Net profit for the fourth quarter of 2017 was 1,528 kEUR (1,253 kEUR excluding the impact of the ACTech acquisition) compared to net profit of 620 kEUR for the same period in 2016. The decrease in operating profit of 449 kEUR was offset by an increase of 777 kEUR in the company’s share in the result of a joint venture, and an increase of 1,189 kEUR in income tax. Total comprehensive income for the fourth quarter of 2017, which includes exchange differences on translation of foreign operations, was 1,319 kEUR compared to 685 kEUR for the same period in 2016.

At December 31, 2017, we had cash and equivalents of 43,175 kEUR compared to 55,912 kEUR at December 31, 2016. Cash flow from operating activities in the fourth quarter of 2017 was 7,368 kEUR compared to 4,180 kEUR in the same period in 2016.

Net shareholders’ equity at December 31, 2017 was 77,515 kEUR compared to 79,033 kEUR at December 31, 2016.

Full Year 2017 Results

Total revenues for the year ended December 31, 2017 increased 24.5% to 142,573 kEUR compared to 114,477 kEUR for the year ended December 31, 2016. Excluding the impact of the ACTech acquistion, revenues increased 15.8% to 132,608 kEUR. Adjusted EBITDA for the year ended December 31, 2017 was 15,138 kEUR, an increase of 60.1% compared to 9,458 kEUR for the year ended December 31, 2016 (an increase of 38.2% to 13,067 kEUR excluding the impact of the ACTech acquisition). The Adjusted EBITDA margin increased to 10.6% (9.9% excluding the impact of the ACTech acquisition) for the year ended December 31, 2017 from 8.3% for the year ended December 31, 2016. This increase was primarily the result of the combination of a 24.5% revenue growth (of which 8.7% was from ACTech), a 17.7% improvement in gross profit (of which 3.9% was from ACTech) and an increase of 14.5% (of which 3.4% was from ACTech) in operational costs in R&D, S&M and G&A, and a decrease in net other operating income of 581 kEUR.

Revenues from our Materialise Software segment increased 18.8% to 35,770 kEUR for the year ended December 31, 2017 compared to 30,122 kEUR for the year ended December 31, 2016. This growth was driven by a 23.8% increase in OEM sales and 15.1% increase in recurrent revenues from annual and renewed licenses and maintenance fees. The segment EBITDA margin was 38.9% in 2017, compared to 33.6% in 2016.

Revenues from our Materialise Medical segment grew by 13.0% for the year ended December 31, 2017 to 42,841 kEUR from 37,910 kEUR for the year ended December 31, 2016. Medical software growth was 16.5%, and revenues from medical devices and services increased 11.1%. The segment EBITDA margin increased to 10.3% from 2.4%, primarily as a result of the combination of revenue growth and limited increases in operating expenses, as well as increased other operating income.

Revenues from our Materialise Manufacturing segment increased 37.3% to 63,712 kEUR (15.8% to 53,747 kEUR excluding the impact of the ACTech acquisition) for the year ended December 31, 2017 from 46,406 kEUR for the year ended December 31, 2016. Revenue from end parts increased by 34.4%. The segment EBITDA margin decreased from 8.3% in 2016 to 7.8% in 2017. Excluding the impact of the ACTech acquisition, the segment EBITDA margin decreased to 5.4%, primarily as a result of the lower gross margin and the increase in operating expenses.

Net loss improved from (3,019) kEUR for 2016 to a net loss of (1,656) kEUR for 2017.

2018 Guidance

Mr. Leys concluded, “The additive manufacturing market continues to evolve, particularly in the direction of end part production, and we intend to continue positioning Materialise to benefit from this promising growth market in the coming years. In 2018, we intend to give particular attention to the significant partnerships that we have entered into and to the strategic initiatives that we have launched over the previous years. Simultaneously, in 2018 we will continue to sustain our leadership position in software through continued innovation and strategic partnerships; to drive the next stage of growth in our medical segment, including by entering into partnerships and rolling out our software and planning backbone; and to continue increasing our manufacturing of complex and unique parts. We anticipate delivering sales and Adjusted EBITDA margin expansion in 2018 while reinvesting efficiency gains in selected business development initiatives.

“For fiscal 2018, we expect to report consolidated revenue between 180,000 kEUR—185,000 kEUR and Adjusted EBITDA between 22,000 kEUR—25,000 kEUR. We expect our financial results to be particularly strong in the third quarter and even stronger in the fourth quarter. We expect the amount of deferred revenue that Materialise generates from annual licenses and maintenance in 2018 to increase by an amount between 2,000 kEUR – 4,000 kEUR.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This press release contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this press release were made at a rate of EUR 1.00 to USD 1.1993, the reference rate of the European Central Bank on December 31, 2017.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2017 on the same day, Tuesday, March 6, 2018, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #7084959. The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com.

A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2018 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, the benefits of the ACTech acquisition, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including our strategic priorities for 2018), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 1, 2017. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended December 31			For the twelve months ended December 31
(in thousands, except per share amounts)	2017	2017	2016	2017	2016
	U.S.$	€	€	€	€
Revenue	53,648	44,733	31,477	142,573	114,477
Cost of sales	(24,808)	(20,685)	(12,858)	(62,787)	(46,706)
Gross profit	28,840	24,048	18,619	79,786	67,771
Gross profit as % of revenue	53.8%	53.8%	59.2%	56.0%	59.2%
Research and development expenses	(6,638)	(5,535)	(4,161)	(19,959)	(17,682)
Sales and marketing expenses	(12,879)	(10,739)	(9,506)	(39,109)	(36,153)
General and administrative expenses	(9,929)	(8,279)	(4,816)	(25,484)	(20,041)
Net other operating income (expenses)	2,364	1,971	1,779	5,631	6,212
Operating (loss) profit	1,758	1,466	1,915	865	107
Financial expenses	(1,720)	(1,434)	(749)	(4,728)	(2,437)
Financial income	1,293	1,078	1,002	3,210	2,039
Share in loss of joint venture	152	127	(650)	(469)	(1,018)
(Loss) profit before taxes	1,483	1,237	1,518	(1,122)	(1,309)
Income taxes	349	291	(898)	(534)	(1,710)
Net (loss) profit of the period	1,832	1,528	620	(1,656)	(3,019)
Net (loss) profit attributable to:
The owners of the parent	1,832	1,528	620	(1,656)	(3,019)
Non-controlling interest	—	—	—	—	—
Earnings per share attributable to the owners of the parent
Basic	0.04	0.03	0.01	(0.03)	(0.06)
Diluted	0.04	0.03	0.01	(0.03)	(0.06)
Weighted average basic shares outstanding	47,325	47,325	47,325	47,325	47,325
Weighted average diluted shares outstanding	48,467	48,467	47,325	47,325	47,325

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended December 31			For the twelve months ended December 31
(in thousands)	2017	2017	2016	2017	2016
	U.S.$	€	€	€	€
Net profit (loss) for the period	1,832	1,528	620	(1,656)	(3,019)
Other comprehensive income
Exchange difference on translation of foreign operations	(252)	(210)	65	(691)	(1,833)
Other comprehensive income (loss), net of taxes	(252)	(210)	65	(691)	(1,833)
Total comprehensive income (loss) for the year, net of taxes	1,580	1,319	685	(2,347)	(4,852)
Total comprehensive income (loss) attributable to:
The owners of the parent	1,580	1,319	685	(2,347)	(4,852)
Non-controlling interest	—	—	—	—	—

Consolidated statements of financial position (Unaudited)

	As of December 31
(in thousands)	2017	2016
	€	€
Assets
Non-current assets
Goodwill	18,447	8,860
Intangible assets	28,646	9,765
Property, plant & equipment	86,881	45,063
Investments in joint ventures	31	—
Deferred tax assets	304	336
Other non-current assets	3,667	2,154
Total non-current assets	137,976	66,178
Current assets
Inventories and contracts in progress	11,594	7,870
Trade receivables	35,582	27,479
Other current assets	9,212	4,481
Cash and cash equivalents	43,175	55,912
Total current assets	99,563	95,742
Total assets	237,539	161,920

	As of December 31
(in thousands)	2017	2016
	€	€
Equity and liabilities
Equity
Share capital	2,729	2,729
Share premium	79,839	79,019
Consolidated reserves	(3,250)	(1,603)
Other comprehensive income	(1,803)	(1,112)
Equity attributable to the owners of the parent	77,515	79,033
Non-controlling interest	—	—
Total equity	77,515	79,033
Non-current liabilities
Loans & borrowings	81,788	28,267
Deferred tax liabilities	7,006	1,325
Deferred income	5,040	3,588
Other non-current liabilities	1,904	1,873
Total non-current liabilities	95,738	35,053
Current liabilities
Loans & borrowings	12,769	5,539
Trade payables	15,670	13,400
Tax payables	3,560	926
Deferred income	18,791	17,822
Other current liabilities	13,496	10,147
Total current liabilities	64,286	47,834
Total equity and liabilities	237,539	161,920

Consolidated statements of cash flows (Unaudited)

	For the twelve months ended December 31
(in thousands)	2017	2016
	€	€
Operating activities
Net (loss) profit of the period	(1,656)	(3,019)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	8,630	6,420
Amortization of intangible assets	4,001	1,954
Share-based payment expense	1,033	977
Loss (gain) on disposal of property, plant & equipment	25	(149)
Fair value contingent liabilities	—	(455)
Movement in provisions	61	18
Movement reserve for bad debt	502	77
Financial income	(381)	(172)
Financial expense	1,597	983
Impact of foreign currencies	302	(400)
Share in loss of a joint venture (equity method)	469	1,018
(Deferred) Income taxes	534	1,712
Other	(22)	(78)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(6,510)	(6,465)
Decrease (increase) in inventories	(984)	(2,482)
Increase in trade payables and other payables	3,854	9,086
Income tax paid	(1,569)	(530)
Net cash flow from operating activities	9,886	8,495

	For the twelve months ended December 31
(in thousands)	2017	2016
	€	€
Investing activities
Purchase of property, plant & equipment	(27,668)	(12,237)
Purchase of intangible assets	(4,345)	(2,342)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	221	1,928
Acquisition of subsidiary	(27,173)	—
Investments in joint-ventures	(500)	—
Interest received	281	11
Net cash flow used in investing activities	(59,184)	(12,640)
Financing activities
Proceeds from loans & borrowings	54,319	14,669
Repayment of loans & borrowings	(11,904)	(2,796)
Repayment of finance leases	(2,947)	(1,898)
Interest paid	(955)	(630)
Other financial income (expense)	(472)	(79)
Net cash flow from (used in) financing activities	38,041	9,266
Net increase of cash & cash equivalents	(11,257)	5,121
Cash & cash equivalents at beginning of the year	55,912	50,726
Exchange rate differences on cash & cash equivalents	(1,480)	65
Cash & cash equivalents at end of the year	43,175	55,912

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended December 31		For the twelve months ended December 31
(in thousands)	2017	2016	2017	2016
	€	€	€	€
Net profit (loss) for the period	1,528	620	(1,656)	(3,019)
Income taxes	(291)	898	534	1,710
Financial expenses	1,434	749	4,728	2,437
Financial income	(1,078)	(1,002)	(3,210)	(2,039)
Share in loss of joint venture	(127)	650	469	1,018
Depreciation and amortization	4,489	2,280	12,631	8,374
EBITDA	5,955	4,195	13,496	8,481
Non-cash stock-based compensation expense (1)	36	260	1,033	977
Acquisition-related expenses of business combinations	343	—	609	—
ADJUSTED EBITDA	6,334	4,455	15,138	9,458

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
	€	€	€	€	€	€
For the three months ended December 31, 2017
Revenues	10,468	11,842	22,394	44,704	29	44,733
Segment EBITDA	4,619	2,158	1,905	8,682	(2,727)	5,955
Segment EBITDA %	44.1%	18.2%	8.5%	19.4%		13.3%
For the three months ended December 31, 2016
Revenues	8,078	10,061	13,326	31,465	12	31,477
Segment EBITDA	2,949	656	1,438	5,043	(848)	4,195
Segment EBITDA %	36.5%	6.5%	10.8%	16.0%		13.3%

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufact- uring	Total segments	Unallocated	Consoli- dated
	€	€	€	€	€	€
For the twelve months ended December 31, 2017
Revenues	35,770	42,841	63,712	142,323	250	142,573
Segment EBITDA	13,926	4,400	4,967	23,293	(9,797)	13,496
Segment EBITDA %	38.9%	10.3%	7.8%	16.4%		9.5%
For the twelve months ended December 31, 2016
Revenues	30,122	37,910	46,406	114,438	39	114,477
Segment EBITDA	10,130	894	3,848	14,872	(6,391)	8,481
Segment EBITDA %	33.6%	2.4%	8.3%	13.0%		7.4%

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended December 31		For the twelve months ended December 31
(in thousands)	2017	2016	2017	2016
	€	€	€	€
Net profit (loss) for the period	1,528	620	(1,656)	(3,019)
Income taxes	(291)	898	534	1,710
Finance cost	1,434	749	4,728	2,437
Finance income	(1,078)	(1,002)	(3,210)	(2,039)
Share in loss of joint venture	(127)	650	469	1,018
Operating profit	1,466	1,915	865	107
Depreciation and amortization	4,489	2,280	12,631	8,374
Corporate research and development	490	472	2,017	1,673
Corporate headquarter costs	2,706	1,781	9,690	8,646
Other operating income (expense)	(469)	(1,405)	(1,910)	(3,928)
Segment EBITDA	8,682	5,043	23,293	14,872